Exhibit 99.99

FOR IMMEDIATE RELEASE

Digital entertainment and Accenture veteran bolsters Torque Esports structure as COO

●	Darcy Lorincz appointed Torque Esports COO
●	Acting as lead for Torque on merger integration with Frankly Media & WinView.
●	Short term focus on UMG growth strategy, production innovation, and systems integration.

MIAMI, FL (27 February, 2020) – Torque Esports Corp. (TSXV: GAME) (OTCQB: MLLLF) is building its leadership expertise with confirmation of a key new leadership appointment – industry veteran Darcy Lorincz as COO.

Reporting to President and CEO Darren Cox, Lorincz is initially focused on integrating the businesses within the Torque Esport Group which includes gaming studio, Eden Games; streaming data analysis experts, Stream Hatchet; esports competition provider, UMG; racing simulator manufacturer, Allinsports, and esports competition promoter and marketing firm, IDEAS+CARS.

Leveraging three decades of experience and leadership as a pioneer in the live event streaming space, Lorincz has been instrumental in bringing UMG gaming into the Torque family.

Additionally, he will focus on the integration of the assets brought together by the impending merger of Torque Esports, Frankly Media, and WinView Games into the new entity – Engine Media.

“We’re thrilled to bring Darcy’s expertise into our organization. His experience in building digital media businesses, delivering tens of thousands of live events in sports and entertainment will be vital for us as Engine Media emerges and grows,” Cox said.

“He will play an essential role in ensuring our brands and companies not only consolidate resources but work together to provide complete end-to-end solutions for brands in the esports marketplace.”

Lorincz’s career highlights have included time with BBC Technology as VP Americas – designing and implementing an international strategy to identify, exploit, distribute, and support software developed at BBC, automating digital broadcast workflows.

He was a pioneer in live streaming as EVP at Global Crossing & SAVVIS (Century Link), Chief Executive Officer at Origin Digital, and as Global Managing Director for Accenture Sports & LIVE OTT.

“The transformation and disruption of media and entertainment continues from early days in sports and television to transformation of college sports, the emergence of action sports, and now esports” said Lorincz

“Today we are living in a digital native world which brings new challenges, opportunities, and experiences centered around competitive gaming. Torque has assembled the unique assets and leadership to take on these challenges, providing the platform and solutions for publishers and brands to leverage on this continuing digital journey.

“I am pleased to join Darren and his team to take on these challenges with this unique set of assets in the gaming entertainment industry.”

About Torque Esports

The company focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit https://torqueesport.com/

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

About Gears Esports

Gears Esports is a showcase of the raw, visceral intensity epitomized by the Gears of War franchise, and a celebration of the uncompromising legion of fans that make up its unparalleled community. Since moving to The Coalition in 2016, competitive Gears of War has ascended from modest ballroom affairs to major international events around the world. Now, together with premier esports operator PGL, The Coalition is excited to introduce you to the next chapter of Gears Esports.

The Gears 5 Esports program will provide more opportunities for players of all skill levels from around the world to compete for fun and fortune in a season boasting more than $2 million worth of prizing.

For more information about Gears Esports, please visit gearsofwar.com/en-ca/esports.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to the completion of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. There can be no assurance that additional closings of the Offering will occur, or that it will occur on the terms and conditions contemplated in this news release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

For Further Information or to request an interview with Darcy Lorincz:

Gavin Davidson, gdavidson@torqueesport.com, +1.705.445.3006

Darren Cox, CEO, darrencox@torqueesport.com

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